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Exhibit (a)(5)(iii)

Supplemental Excerpt from Kudelski SA Transaction Website
(www.opentvvalue.com)

HOW TO TENDER

If you hold certificates representing your ownership of OpenTV Class A ordinary shares, you must deliver to Computershare Trust Company, N.A., the Depositary for the offer, prior to the expiration of the offer, which is currently scheduled to occur at 5:00 pm, New York City time on November 6, 2009, the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal.

If your shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), your shares can be tendered by providing instructions to your nominee.

If you are unable to deliver to the Depository by the expiration of the offer any required document or instrument, you may still participate in the offer by having a broker, bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the offer that the missing items will be received by the Depositary within three NASDAQ trading days after delivery of the guarantee to the Depositary. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period.

If you have any questions or need assistance tendering your shares please contact MacKenzie Partners, Inc., the Information Agent, toll-free at 1-800-322-2885 or +1-212-929-5500 (call collect). You may also email the Information Agent at OpenTV@mackenziepartners.com.

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  Exhibit (a)(5)(iii)
Supplemental Excerpt from Kudelski SA Transaction Website ( www.opentvvalue.com )